Exhibit 99.38

CANOPY GROWTH CORPORATION

NOTICE

NOTICE IS HEREBY GIVEN that an annual and special meeting (the “Meeting”) of the shareholders (collectively, the “Shareholders” or individually, a “Shareholder”) of Canopy Growth Corporation (the “Corporation”) will be held at St. Andrew’s Club, St. Andrew’s Hall, 27th Floor, 150 King Street West, Toronto, ON on September 15, 2017 at the hour of 10:30 a.m. (Eastern time) for the following purposes:

1.	to receive the audited financial statements of the Corporation for the financial year ended March 31, 2017, together with the report of the auditors thereon;

2.	to elect the directors of the Corporation as more fully described in the section of the Circular entitled “Particulars of Matters to Be Acted Upon – 1. Election of Directors”;

3.	to re-appoint Deloitte LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year and to authorize the directors of the Corporation to fix their remuneration as more fully described in the section of the Circular entitled “Particulars of Matters to Be Acted Upon – 2. Appointment of Auditors”;

4.	to consider an ordinary resolution, the full text of which is set out in Schedule “A” to this Circular, ratifying, confirming, and approving the Corporation’s employee stock purchase plan (a copy of which is set out in Schedule “B” to this Circular), as more fully described in the section of the Circular entitled “Particulars of Matters to be Acted Upon – 3. Employee Stock Purchase Plan”;

5.	to consider an ordinary resolution, the full text of which is set out in Schedule “C” to this Circular, ratifying, confirming, and approving the Corporation’s omnibus incentive plan (a copy of which is set out in Schedule “D” to this Circular), as more fully described in the section of the Circular entitled “Particulars of Matters to be Acted Upon – 4. Omnibus Incentive Plan”; and

6.	to transact such other business as may properly be brought before the Meeting or any adjournment or adjournments thereof.

The audited annual financial statements of the Corporation for the financial year ended March 31, 2017 and the MD&A relating to such financial statements are available on SEDAR at www.sedar.com and at http://www.canopygrowth.com. Shareholders are reminded to review these online materials when voting. Shareholders may choose to receive paper copies of such materials or obtain further information by contacting the Corporation at the toll-free number 1-855-558-9333 ext. 122. In order for Shareholders to receive the paper copies of such materials in advance of any deadline for the submission of voting instructions and the date of the Meeting it is recommended to contact the Corporation at the number above as soon as possible but not later than September 5, 2017.

Shareholders may vote by internet or by telephone by following the instructions on the enclosed proxy or voting instruction form or alternatively by completing, signing and returning such form of proxy or voting instruction form, as applicable.

Shareholders that are unable to attend the meeting in person, may be represented by proxy at the Meeting. The Shareholder must complete and submit the enclosed form of proxy or vote using the control number contained on their voting form via the internet or telephone. Completed forms of proxy must be received by Computershare Investor Services Inc., the transfer agent of the Corporation, at 100 University Ave., 8th Floor, Toronto, Ontario M5J 2Y1 attention Proxy Department in the enclosed envelope, not later than 10:30 a.m. (Eastern time) on September 13, 2017. Late proxies may be accepted or rejected by the Chairman of the meeting in his sole discretion; the Chairman is under no obligation to accept or reject any particular late proxy.

Non-registered Shareholders should use the enclosed voting instruction form to provide voting instructions. The voting instruction form contains instructions on how to complete the form, where to return it to and the deadline for returning it. Your intermediary is required by law to receive voting instructions from you before voting your shares. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting. If you have questions, you may contact Canopy’s proxy solicitation agent, Shorecrest Group Ltd., by telephone at 1-888-637-5789 (toll free in North America) or 1-647-931-7454 (collect outside North America), or by email at contact@shorecrestgroup.com.

DATED at Ottawa, Ontario this 11th day of August 2017.

BY ORDER OF THE BOARD OF DIRECTORS

________________________________

Bruce Linton

Chief Executive Officer and Chairman of the Board